SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D/A
           (Under the Securities Exchange Act of 1934)

                 Lucas Educational Systems, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            549332104
                          (CUSIP Number)

Dennis Nielsen, 2560 Neff Circle, Salt Lake City, Utah 84109, 801-272-2212. (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        November 19, 1997
     (Date of Event which Requires Filing of this Statement)

     1.   World Link, LLC, IRS Identification No. 87-0562669.

     2.   (a)__.

     (b)  X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   WC.

     5.  None; not applicable.

     6.   Utah.

     Number of Shares              7.   Sole Voting Power: *526,800.
     Beneficially Owned            8.   Shared Voting Power: *576,800.
     by Each Reporting Person      9.   Sole Dispositive Power: *526,800.
                                   10.  Shared Dispositive Power: *576,800.

     *Dennis Nielsen, a Member of World Link, LLC, owns 50,000 shares, and World Link, LLC, which is wholly owned by Dennis Nielsen and his son, Adam Nielsen, owns 526,800 shares.

     11.  576,800.

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  5%.

     14.  CO.

     Item 1. Lucas Educational Systems, Inc., a Delaware corporation (SEC File No. 0-24374 [the "Company"]); P. O. Box 789, Templeton, California 93465; $0.001 par value common voting stock.

     Item 2.(a)  World Link, LLC, a Utah Limited Liability corporation.
            (b)  2560 Neff Circle, Salt Lake City, Utah 84l09.
            (c)  Same as (b).
            (d)  None; not applicable.

     Item 3.   Working capital.

     Item 4.   The purpose of the transaction was investment only.

     Item 5.(a)     576,800.
            (b)  Sole Voting Power: 526,800 shares; Shared Voting Power:
576,800 shares; Sole Dispositive Power: 526,800 shares; and Shared Dispositive
Power: 576,800 shares.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WORLD LINK, LLC


Dated: 1/6/98                       By/s/Dennis Nielsen
       ------                       --------------------

                                    Dennis Nielsen, Member